SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches Flights to Ilhéus in Bahia

São Paulo, September 4, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL; and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, yesterday began operating daily flights to the city of Ilhéus, in southeast Bahia. The new flights will operate on the São Paulo (Guarulhos) – Ilhéus – Salvador route.

Located 458 km from Salvador, Ilhéus is the most important city in the Costa do Cacau region of Bahia. The city, which is over 470 years old, has been the setting of several novels by the renowned Brazilian author Jorge Amado (1912-2001), for whom Ilhéus’ airport is named. Main attractions include the city’s beautiful beaches and Atlantic Forest Reserves. Last year, the number of passengers flying to and from Ilhéus was approximately 238,075, a 13.1 percent increase over 2004.

“The inclusion of this important touristic and economic site in Bahia among our destinies is the effort of the company in continuing to popularize air travel throughout Brazil and South America,” says Tarcísio Gargioni, vice president of Marketing and Services at GOL.

Tickets are available for purchase on GOL’s website, www.voegol.com.br. Please see the destination table below for more information on flight schedules:

Origin	Destination	Frequency	Departure	Arrival
São Paulo (Guarulhos)	Ilhéus	Daily	3:50 PM	5:45 PM
Ilhéus	Salvador	Daily	6:05 PM	6:45 PM
Salvador	Ilhéus	Daily	11:40 AM	12:20 PM
Ilhéus	São Paulo (Guarulhos)	Daily	12:40 PM	2:50 PM

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 51 airports in Brazil, Argentina, Bolivia, Paraguay and Uruguay. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 (Telefônica) and 1230 020 9104 (Intel) in Chile, and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Corporate Communications
Ph: (5511) 3169 6449
E-mail: rcorbioli@golnaweb.com.br

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; Camila Silva	Edelman; G. Juncadella and M. Smith
Ph: (5511) 3049-0343 / 3049-0341	Ph: +1 (212) 704-4448 / 704-8196
E-mail: Camila@mvl.com.br	E-mail: gabriela.juncadella@edelman.com
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 05, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.